Exhibit 99.1

NIP Group Enters Bitcoin Mining Through Strategic Acquisition

Establishes Digital Computing Division to Drive Company’s Digital Infrastructure Strategy,

Adds Hash Rate of 3.11 EH/s, Expects Significant Bitcoin Mining Revenue,

Sets Stage for Future High-Performance Computing (HPC) and AI-driven Entertainment Services Opportunities

ABU DHABI, United Arab Emirates, June 30, 2025 (GLOBE NEWSWIRE) — NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced it has entered into a definitive asset-purchase agreement (the “Agreement”) to acquire on-rack crypto mining machines (the “Products”) from Fortune Peak Limited and Apex Cyber Capital Limited (together, the “Sellers”). These Products are currently used for Bitcoin mining and are expected to begin generating significant Bitcoin mining revenue for the Company upon closing of the acquisition. To support this initiative, NIPG has established a dedicated Digital Computing Division to manage the operations of the acquired Products and lead the future development of the Company’s compute infrastructure capabilities. Importantly, this transaction marks a strategic extension of NIPG’s business into the digital infrastructure space.

The Products, consisting of data center capacity with a combined hash rate of 3.11 EH/s, are currently utilized for Bitcoin mining operations with expected production of approximately 60 Bitcoins per month, and will continue operating immediately after closing of the proposed transaction. Under the terms of the Agreement, NIPG will pay the consideration for the Products through issuance of approximately 119,553,439 Class A ordinary shares of the Company to the Sellers. In connection with the consummation of the proposed transactions contemplated by the Agreement, the Company and the Sellers will also enter into an investor rights agreement to define certain rights and obligations among them with respect to the Company.

The closing of the proposed transaction is expected to occur on or before September 30, 2025, and is subject to customary closing conditions. There can be no assurance that the closing conditions will be satisfied nor that the proposed transaction will be completed before that date or at all.

Hicham Chahine, Co-CEO of NIP Group, commented, “This transaction represents a strategic expansion of our platform into digital infrastructure, a space where we see long-term opportunities to support compute-intensive innovation. While we remain committed to our entertainment and gaming roots, we believe owning foundational computing capacity will become increasingly essential to harness next-generation, scalable business opportunities such as high-performance computing (HPC), artificial intelligence (AI), advanced gaming technologies, and other compute-heavy applications, for example, that add value for our stakeholders. Bringing meaningful compute power under our umbrella, together with the operational expertise of our new partners, gives us a relatively low-risk pathway into Bitcoin mining and lays the groundwork for us to capture future digital infrastructure opportunities.”

Through this strategic move, NIP Group is not only expanding into Bitcoin mining but also laying the digital foundation for its long-term vision in high-performance computing and AI-powered entertainment. As the Company continues to diversify its revenue streams and invest in next-generation infrastructure, it remains committed to delivering innovation-driven value to its global stakeholders.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg